Exhibit 99.1

BHP Billiton

Investor Briefing Teleconference

Wednesday 18 August 2010

18.8.2010	Page 1 of 19

1. Vice President, Investor Relations – Andre Liebenberg

Welcome to the BHP Billiton investor presentation regarding our offer for all the common shares of PotashCorp. Before beginning the presentation, I would like to remind you of the following. The offer to purchase all of the issued and outstanding common shares of Potash Corporation of Saskatchewan will be made by BHP Billiton Development 2 (Canada) Limited, an indirect, wholly-owned subsidiary of BHP Billiton Plc. This presentation is for information purposes only and does not constitute, or form part of, any offer to purchase, or any solicitation of any offer to sell, PotashCorp’s common shares. The offer – as I say, may be varied or extended in … accordance with applicable law – will be made exclusively by means of, and subject to the terms and conditions set out, in the offer and the circular, the letter of transmittal, the notice of guaranteed delivery, and other related tender offer materials.

In connection with the offer, the Offeror, BHP Billiton Limited and BHP Billiton Plc, will file with the Canadian Securities Regulation authorities the offer materials, and will file with the US Securities and Exchange Commission, a tender offer statement on schedule TO, including the offer materials. The offer material and the schedule TO, as they may be amended from time to time, will contain important information, including the terms and conditions of the offer, that should be read carefully before any decision is made with respect to the offer. Investors and security holders will be able to obtain a free copy of the offer materials and other documents filed by the Offeror, BHP Billiton and BHP Billiton Plc, with the SEC at the website maintained by the SEC at www.sec.gov, and with the Canadian Securities regulatory authorities at www.sedar.com.

Materials filed with the SEC, or the Canadian Securities regulatory authorities, will be available and can be obtained without charge at the BHP Billiton website, www.bhpbilliton.com, or by contacting the information agents for the offer, MacKenzie Partners, and Kingsdale Shareholder Services, whose telephone numbers and contact details are on the press release we made available today. Please see slide 2 of the investor presentation for additional cautionary information of which investors should be aware, including with respect to forward-looking statements contained in the presentation, which can be viewed on BHP Billiton’s website. I will now turn the call over to the chairman of BHP Billiton, Mr. Jac Nasser.

18.8.2010	Page 2 of 19

2. Chairman’s Address – Jacques Nasser

Thank you, Andre, and good morning to everyone in North America; good afternoon to those in Europe; and good evening to the participants in Australia. Thank you all for taking the time to join our call on such short notice and on the call with me today is Marius Kloppers, our Chief Executive Officer.

As you are all aware, earlier today, we publicly announced our intention to make an offer to acquire Potash Corporation of Saskatchewan. This important transaction will accelerate BHP Billiton’s entry into the fertiliser industry and is consistent with our strategy of becoming a leading global producer of potash. We believe that our offer is compelling to both PotashCorp and BHP Billiton shareholders, and will also result in significant benefits to Canada, Saskatchewan, New Brunswick, PotashCorp’s employees, customers and other key stakeholders. Now I will ask Marius to take you through the details of today’s announcement.

18.8.2010	Page 3 of 19

3. CEO’s Address – Marius Kloppers

Thank you, Jac. In today’s call, I will cover why we believe this to be a compelling offer … for PotashCorp shareholders, how these assets fit strategically in the BHP Billiton portfolio, and the details of our offer, after which we will be happy to answer your questions. Let me begin with slide 4 of the presentation.

BHP Billiton is making an all-cash offer to acquire all of the issued and outstanding common shares of PotashCorp of Saskatchewan at a price of US 130 dollars in cash per PotashCorp share. The offer values the total equity of PotashCorp at approximately 40 billion US dollars on a fully-diluted basis. The all-cash offer provides PotashCorp shareholders with an attractive premium, certainty of value regarding the company’s growth potential, and immediate liquidity. Importantly, the offer is fully financed, subject to a minimum tender condition of more than 50 per cent of shares outstanding, and other customary conditions of transactions of this nature.

BHP Billiton is committed to establishing a truly Canadian potash business, with a global potash business to be run out of Canada. As such, the transaction will result in significant benefits to Canada, Saskatchewan and New Brunswick, which I will turn to shortly. The transaction is wholly consistent with the BHP Billiton strategy of developing, owning and operating a diversified portfolio of large, long-life, low-cost, expandable, export-oriented tier one assets. BHP Billiton has previously identified the fertiliser industry as having attractive fundamentals, and the acquisition will provide BHP Billiton with an immediate and strong leadership platform in potash, including multiple expansion opportunities. This transaction leverages BHP Billiton’s global operational capability and its experience in building, operating and expanding mining operations, and it further diversifies our asset portfolio by commodity, geography and customer. Furthermore, the transaction is expected to be earnings per share accretive in the second full fiscal year following consolidation. I do want to add that we remain committed to our longstanding financial policy of maintaining a solid A credit rating, which will ensure that BHP Billiton retains its financial flexibility.

Now, turning to slide 5, we believe that the terms of our offer are compelling for PotashCorp shareholders. The offer of 130 US dollars in cash per PotashCorp common share is a premium of 20 per cent over the closing price on Wednesday, August 11, which was the day preceding our approach to PotashCorp, and values the total equity of PotashCorp at approximately 40 billion US dollars on a fully-diluted basis. As shown in the top chart on slide 5, the offer also represents a very attractive premium of 32 per cent to the volume-weighted average price over the past 30 trading days up till Wednesday, 11 August. The all-cash offer provides PotashCorp shareholders with certainty of value regarding the company’s growth potential, and immediate liquidity in the face of volatile markets.

On an enterprise value to EBITDA multiple basis, PotashCorp trades at a premium to its peer group. Our offer values PotashCorp at a significantly higher multiple than its trading multiple on August 11, and that of its peer group, which we believe fully reflects PotashCorp’s position as the industry leader and its potential for earnings growth in the coming years.

18.8.2010	Page 4 of 19

So let’s turn to slide 6. BHP Billiton has had business interests in Canada for almost 40 years, the most significant of which has been the EKATI diamond mine in the Northwest Territories, one of the world’s premier diamond mines. BHP Billiton has invested approximately 5 billion US dollars in Canada since EKATI was commissioned in 1998. To date, BHP Billiton has acquired exploration rights in the Saskatchewan potash basin via a number of smaller acquisitions, including the acquisition of Anglo Potash and Athabasca Potash.

On completion of this transaction, BHP Billiton intends to establish a global potash business in Canada and to base the president and management of the Canadian potash operations in Saskatchewan. We believe this will expand on our existing strong relationships with both the Canadian and Saskatchewan government and local communities. In connection with the approval process for Investment Canada, BHP Billiton intends to propose several undertakings, including commitments regarding employment levels and capital and exploration programs. More specifically, BHP Billiton intends to maintain current levels of operational employment at PotashCorp Saskatchewan, and its New Brunswick operations, for the foreseeable future.

In addition, given the importance of the Canadian potash-based business within the enlarged BHP Billiton, we intend to identify and propose a Canadian candidate for appointment to the BHP Billiton board. We also intend to bring PotashCorp’s spending commitments on community programs in line with BHP Billiton’s global commitment levels. It’s our intention to continue with all planned and previously announced capital programs at PotashCorp’s Canadian operations, and we intend to continue advancing our Jansen potash project. All of this contributes to the significant benefit that we believe this transaction will provide to Canada.

Now I will talk about why we believe the acquisition of PotashCorp is consistent with our tier one strategy. Turning to slide 8. We believe potash mining has strong, long-term industry fundamentals and significant growth potential, underpinned by the following key drivers. Firstly, population growth and increasing wealth levels in the developing world are increasing demand for protein and other, higher quality, more nutritious foods, which are especially dependent on potash. China and India continue to pass through the steep part of the demand-growth curve, and we believe that this will underpin positive growth fundamentals for potash for years to come.

Secondly, increased urbanisation and the need for sustainable agriculture puts increasing strains on available land, thus, requiring greater yields per acre. The potash nutrient is an irreplaceable element in enabling increased global agricultural production. We must grow more food on less land and potash is essential to achieving that. The acquisition of PotashCorp also leverages BHP Billiton’s core skill set in mining, shipping and selling … bulk commodities on a large scale, and it builds on BHP Billiton’s previous investments into the potash sector. Additionally, the transaction will allow BHP Billiton to leverage our experience and expertise with expanding mining operations.

Turning to slide 9, PotashCorp is the world’s leading, integrated fertiliser company and produces three primary crop nutrients; potash, phosphate and nitrogen. The company is listed on both the Toronto Stock Exchange and the New York Stock Exchange, with operations and business interests in seven countries and approximately 5,000 employees worldwide. PotashCorp is the leading potash miner globally, with operational capacity of approximately 20 per cent of global capacity. It owns and operates five potash mines in Saskatchewan and one in New Brunswick.

18.8.2010	Page 5 of 19

PotashCorp also holds mineral rights at the Esterhazy mine in Saskatchewan, and potash is produced under a mining and processing agreement with a third party. It also has good expansion potential, including several projects in which it’s currently investing. In addition, PotashCorp holds significant equity stakes in a number of other international potash producers.

PotashCorp also has attractive positions in phosphate and nitrogen. PotashCorp has the third largest global phosphate capacity and is the largest producer of speciality phosphate products, with its phosphate mines and processing facilities located in the United States. It also has the fourth-largest ammonia capacity and it has several nitrogen facilities in the United States, as well as a strategically-located nitrogen facility in Trinidad, with proximity to both North American and South American fertiliser markets.

Let’s turn to slide 10. PotashCorp’s – PotashCorp’s low-cost potash operations are backed by resources and operational efficiency that are amongst the best in the industry. PotashCorp’s potash operations are near, or close to, the lowest point in the global cost curve. Several expansion projects are underway at PotashCorp’s potash business to significantly increase the operational capacity of its existing mines. PotashCorp currently expends that these – expects that these – projects will be fully ramped up by the end of 2015. Again, owning low-cost, expandable assets is completely consistent with the BHP Billiton strategy. PotashCorp also has attractive positions in the other fertiliser nutrients, and PotashCorp’s phosphate business has access to high quality, mined …. rock and a well-diversified downstream product line, and its nitrogen business also has advantageous gas cost positions.

Turning to slide 11. BHP Billiton’s strategy of being a diversified resources company has served it well throughout economic cycles. PotashCorp will further diversify the BHP Billiton portfolio by adding an attractive new commodity, a new set of customers in North and South America, and a more significant operating position in Canada, which we believe is an attractive investment destination.

Let me now turn to the details of our offer. So turning to slide 13, as I mentioned earlier, BHP Billiton is making an all-cash offer for PotashCorp at a price of 130 US dollars per share, in cash, valuing the total equity of PotashCorp at approximately 40 billion US dollars. The offer provides PotashCorp shareholders with an attractive 20 per cent premium to the closing price as of Wednesday, 11 August, the date prior to our approach, and a 32 per cent premium to the 30-day trading volume weighted average price as of the same date. The offer is subject to a minimum tender condition of at least 50 per cent of shares outstanding on a fully-diluted basis, PotashCorp’s recently adopted shareholder rights plan being terminated, or being deemed ineffective, as well as regulatory clearance in the US and Canada, and other customary conditions. The offer will formally commence on 20 August, with the publication of an advertisement, and the bid expiry is being set for October 19.

BHP Billiton has put in place a fully underwritten commitment to support this transaction. The financing is sufficient to cover the acquisition of the PotashCorp shares, our transaction costs, and also covers the potential refinancing of PotashCorp’s credit facilities and notes. Additionally, the financing includes a revolving credit facility, which can be used for general corporate purposes. I must emphasise that we remain committed to maintaining a solid A credit rating, and our funding approach for this transaction is consistent with this balance sheet

18.8.2010	Page 6 of 19

philosophy. BHP Billiton’s progressive dividend policy differentiated it from its peers through the recent financial crisis, and our commitment to paying a progressive dividend remains.

That brings me to the end of this presentation, so let me wrap up, turning to slide 15. I would like to reiterate that this is a compelling, all-cash offer, at an attractive premium. Importantly, it provides PotashCorp’s shareholders with certainty of value and immediate liquidity. BHP Billiton has previously identified the fertiliser industry as attractive, and potash is a commodity with strong fundamentals. The acquisition of PotashCorp accelerates our stated strategy of becoming a leading global potash producer. It also further diversifies our portfolio by commodity, by geography and by customer, with the acquisition of a tier one business that is complementary to BHP Billiton’s existing mining expertise.

Our offer is fully funded by underwritten credit facilities that preserve BHP Billiton’s operational and strategic flexibility, and we remain committed to maintaining a solid A credit rating, as well as our progressive dividend policy. The transaction is also consistent with our existing, long-term commitment to Canada, and provides a clear benefit to Canada and all stakeholders involved.

Now, on that note, I would like to thank you for joining our call and I will be pleased to take your questions. Operator, if I may have the first question, please.

18.8.2010	Page 7 of 19

4. Questions and Answers

Operator

Thank you. The first question is from Mark Connelly from CLSA. Go ahead please:

Mark Connelly, CLSA

Thank you - thank you. A number of of comments have been attributed to you here in the US. Many US investors seem to think that you will run these assets very, very differently than the way they are run now. Um most Canadian potash producers take advantage of the labour laws that allow them to lay off employees at relatively low cost. Are – is - are you, in fact, committed to running these assets differently than they’re being run now, and will you then be bypassing that Canadian labour law advantage and just, you know, not taking advantage of it?

Marius Kloppers

Martin, I would rather like to comment on our overall philosophy … which we deploy across all of our businesses and which, philosophically, the acquisition of this business is not likely to change. And our basic philosophy is to run our assets at full capacity and take the market prices, which effectively means that we maintain full employment throughout the cycle, also, continuing our investment programs throughout the cycle. …We do this by … by always ensuring that we’ve got low-cost assets, on their respective cost curves, which means that, logically, they are the assets that should be run in good times and in bad times.

Operator

Thank you. The next question is from Paul Young from Deutsche Bank. Go ahead thanks:

Paul Young, Deutsche Bank

Yes, good morning, or evening, everyone. Marius, I have one question on long-term pricing and a second on potential operational synergies. On pricing, with all the latent global potash capacity, it does appear potash will be in oversupply over the medium term. Also, there seems to be a huge difference between the long-term incentive price required to deliver a decent return on a greenfields project, which could be above US 400 dollars a tonne, and the marginal cost of production, which appears to be around US 250 dollars a tonne and potentially lower. So my first question is: why should the long-term price be higher than the marginal cost?

Marius Kloppers

… I think, Paul, the way I tend to think about businesses that grow – as we’ve clearly – indicated that we think this business, along with many of our other businesses, have strong, long-term growth ahead of it – is that the world needs to continue to invest in those businesses in order to continue to create new capacity. And what that means is that, as you induce new capacity in all of our businesses, – the resources around the globe that that are most amenable to being brought to market gets brought to market, but you need an inducement cost in order to

18.8.2010	Page 8 of 19

continue to add capacity to – to those businesses. I mean, our interest in this business, as in our other businesses, are in businesses where we can continue to expand. And you will have heard me say that one of the core things, as a company that deploys between ten and fifteen billion dollars a year in new capital projects, is, indeed, bringing on that new capacity, low-cost capacity, into this market, as we do in our other products.

With respect to synergies, perhaps a few comments. Unfortunately, the mining industry – does not allow, like in some other businesses, massive overlap of distribution chains, customers and so on. So historically, in mining transactions, with very few exceptions, synergies are a relatively modest part of the overall value creation. We don’t expect this business to – or this acquisition, to materially deviate from – from that trend.

Operator

Thank you. The next question is from Duncan McCain from Macquarie Capital. Go ahead thanks:

Duncan McCain, Macquarie Capital

Hi, good morning. I’m just wondering if you could comment on how you would intend to market the potash; if you have the customers to do it directly, or if you would be open to using Canpotex. Thank you.

Marius Kloppers

Duncan, the Canpotex arrangements – the current Canpotex arrangements – are not – public. Historically, they have been public from time to time. So the first thing that I have to say is, of course, we will honour all of the commitments that the Canpotex partners have. Philosophically, I have to refer back to our baseline demeanour, which is to market our product ourselves, stand in front of our customers ourselves, run our assets at full capacity and take the market prices. But I should point out that we have several other assets in our portfolio where we’ve got partners or other arrangements, where we need to abide by those arrangements and, of course, we do so. But philosophically, our demeanour is always: sell it yourself, stand in front of the customer yourself, market your own product, run at full capacity, take the market price, be low cost.

Operator

Thank you. The next question is from Heath Jansen from Citigroup. Go ahead please:

Marius Kloppers

Hey Heath.

Heath Jansen, Citigroup

18.8.2010	Page 9 of 19

Yeah Good afternoon. Two questions for me. One is, you said that you, on your numbers, was EPS accretive on the second year. I’m just wondering whether you could tell us what potash price assumption you’re using and, also, what the debt cost assumption you’re using for that analysis. Then secondly, if you look at, sort of, how you’ve marketed iron ore and sold iron ore, you’ve run flat out and aimed to be the low-cost producer in that. I mean, are you going to have the same strategy, are you, on potash, given that, sort of, the industry is now running at, you know, 75 to 80 per cent capacity utilisation rates? You know, would you be looking to increase that?

Marius Kloppers

… Unfortunately, I’m not at liberty to disclose our … long-run prices, but, typically, how our price protocols work is for, where traded products exist, we typically use market prices for visible trade periods, and the after transition to a long run …. price, that, we don’t commonly disclose, and the same for our debt costs. Heath, with respect to your second question, again, I’ve referred to some arrangements with Canpotex which we are not privy to, but I … I need to refer to our basic, long-term plans, which always, in all of our products, wherever possible, does involve running low cost assets that naturally should be the assets that dispatch first into market … on a full capacity utilisation basis and, wherever possible, we do try and transform markets into pricing mechanisms where we get today’s price every day. Again, the acquisition of this business is not likely to change that baseline demeanour, which is a general principle across all of our businesses.

Operator

Thank you. The next question is from Glyn Lawcock from UBS. Go ahead please:

Glyn Lawcock, UBS

Hi, Marius, just a couple of questions. One, I guess, you know, for the last 12 months, we’ve been talking about the Jansen project, you know, the “build theory”. Now we’re back on the “buy theory”. I wonder if you could, sort of – at the board level, you know, what’s changed to go from build to buy? … please

Marius Kloppers

I’m hoping that we won’t change, and I’m hoping that, over the next 18 months, as we progress the Jansen project, which is very exciting and on which we will have spent, in a couple of months, an aggregate of about $1 billion in getting to this position – we hope that it will become evident that testing that project, with a view to getting it to market, is an important part of our strategy. I think that how you should think about the acquisition is that, with a build strategy alone, it is not possible for me, in the short term, to … to deploy a quantum of money, …, tens of billions of dollars, in adding new capacity to the corporation. So I think that rather than look at this as a change of strategy, you should look at the acquisition of PotashCorp as an attractive opportunity for us, obviously, also for the PCS shareholders, that is … that is in addition to … the activities that we’ve been conducted … conducting to date.

18.8.2010	Page 10 of 19

Operator

Thank you. The next question is from Tony Robson from BMO Capital Markets. Go ahead please:

Tony Robson, BMO Capital Markets

Thank you, Marius. Good evening, or good morning, wherever you are. You’ve made quite a compelling argument for potash as a commodity for BHP Billiton, but I wonder about the value you’re paying, the price at 130 per share. The … slide 5… multiples on the bid price are well in advance of what BHP is trading on and the earnings accretive, only in the second full year – it sounds like you’re paying a fairly full price. Are you basing this acquisition more on the longer term, or is it still of value in the shorter term, do you think?

Marius Kloppers

Tony, I’m pleased that you agree with us that it’s a full price. We concur. If we took … If we take a look at our overall portfolio, it is made up of many parts. Each one of those constituent parts of our portfolio … has got a different reserve life, different growth options, different opportunities to add value. I think I’ve been fairly transparent in saying that we think that PotashCorp and the potash business constitutes one asset where the reserve life is good, the long-term demand is good, and substantial opportunity exists over many decades to add value. So if you purely look at how that translates into a price-earnings ratio, I think, by what I’ve just said, you can deduce that different pieces of our portfolio would be valued differently. The only thing I can say is that, you know, our bottom-up valuation of what we think the growth opportunities, the pricing opportunities and the cost opportunities in this business constitute has brought us to what we do believe is a full – is a full bid, as evidenced by the fact that, even with paying cash – fully – fully in cash – this bid is only earnings accretive after the second year of – consolidation.

Operator

Thank you. The next question is from Sylvain Brunet from BNP Paribas. Go ahead please:

Marius Kloppers

Hey Sylvain

Sylvain Brunet, BNP Paribas

Hi, Marius. The first question to you is to get your feel on what should be a fair assumption for replacement cost because I believe, unlike some – some other metals, that’s probably a more accurate question in what looks like a fairly well-supplied industry , I mean tell me if you disagree with that, compared to base metals, or … commodities. My second question relates to any non-core assets within the transaction you think wouldn’t match the usual criteria and I’m thinking nitrogen here.

18.8.2010	Page 11 of 19

Marius Kloppers

Look, Sylvain, replacement cost really is a project-specific issue. I think we’ve indicated that, for example, our Jansen project, at certainly more modest long-run prices that I have seen some analysts use, constitutes an attractive enough opportunity for us to continue to invest in. And again, I emphasise the nature of the dual, the two pieces that we will effectively be doing. So my view is simply that, whether I build a new shaft and put in the underground mining equipment and expand that mine, and whether an incumbent builds that, there are no real differences on key elements like that. So I just want to temper some of the expectations about replacement cost that I’ve – that I’ve heard out there.

Secondly, on non-core assets, I think I’d rather like to take a look at the portfolio as a whole. As a whole, this is a portfolio that I would like to own and, rather than speculate on any individual, very minor pieces which may or may not exist, I’d rather like to emphasise the fact that we’ve put funding in place, which is in no way contingent on selling anything and which is intended to own this whole business.

Operator

Thank you. The next question is from Craig Campbell from Morgan Stanley. Go ahead please:

Craig Campbell, Morgan Stanley

Hello, Marius. With regard the offer, you’ve got your funding in place of 43 billion. I’m just wondering how much of the cash on balance sheet will you also apply to that offer, assuming that you’re going to be successful? And just in terms of the cost base that you’re looking at, do you think there is opportunity to reduce the operating costs for PotashCorp and, if so, do you have a percentage change in mind over a time period? And then just finally, with regard the current share pricing well above your offer, do you have room to revise the offer if there’s a competing bid coming through?

Marius Kloppers

Craig, let me start with the third one. Nothing is perfect in life. I obviously can’t stand here today and tell you that there won’t be somebody else that’s interested in these good assets, but I think that – I hope that – I’ve illustrated that they do fit with us, that, at risk of overstating it, that these assets may be a natural fit in our portfolio. It is a large transaction and, particularly, I do point to the fact that it’s all cash in our case. With - You know, where markets have been volatile, that is a different value proposition to somebody that may offer some other mix of consideration. So I can’t rule out somebody else being interested, but I certainly do hope that the .. the combination of all of these factors that I’ve stated make our offer, which is full, a compelling offer.

In terms of the cost base, I’m a rather simplistic thinker when it comes to mining assets, in that what we try to do, generally speaking, is take a basin view of … of mines that are close to each other, try and optimise the resource pattern, apply capital so that you get incremental capacity at the lowest possible incremental cost, and dilute your fixed costs through … through running

18.8.2010	Page 12 of 19

your assets at full capacity. And again, I think those comments are absolutely consistent with what I’ve said before.

Then going to the first part of your question, we basically put funding in place for… for the offer and for the eventuality that the control change provisions in the existing debt facilities get triggered. I can only talk about the offer that is on the table, I can’t speculate about anything else. I hope I have represented that what we’ve got on the table is a full offer, and that’s the only thing I can talk about.

Operator

Thank you. The next question is from Vincent Andrews from Morgan Stanley. Go ahead please:

Vincent Andrews, Morgan Stanley

Thank you very much. My questions were answered.

Operator

Thank you. The next question is from Peter Davey from Ambrian. Go ahead please:

Peter Davey, Ambrian

Hi, Marius. Peter Davey here. Just two quick questions. Just for our edification – I know you said you don’t want to disclose the debt rate, but, I mean, can we assume that any new facility would be no worse a rate than we last saw you do on your bond rates earlier in the year, when the maximum was at six-and-a-half per cent. The second question was: the PCS nitrogen business, is there some opportunity to extract further value from that, using your own BHP Petroleum natural gas business in Trinidad?

Marius Kloppers

Peter, on the second one, I probably can’t add much. I understand, again, that there’s a firm contractual arrangement in Trinidad, which I’ve got a reasonable idea what those terms are and, upon assessment, that … that is, you know, a firm contractual arrangement. We’ve got no thought, as I’ve noted on other contractual arrangements, to … to change those. In terms of the bond rate, I will tell my CFO that you’ve – who is on the call, that you’ve set a KPI for him. I think, realistically speaking, premia have moved out over the last couple of years. I think, if you look at other large facilities that have been in the market – and just trying to think about one other, the Kraft facility, perhaps, some time ago, comes to mind. You could see that there has been movement on spreads. So while not a material cost factor overall in this transaction, it’s nevertheless very clear to me that markets have moved since we… since we did the previous facility now some two-and-a-half years ago.

Operator

18.8.2010	Page 13 of 19

Thank you. The next question is from Damien Hackett from Canaccord. Go ahead thank you:

Damien Hackett, Canaccord

Thank you. I think … if I could just press a little bit further on the replacement cost of the capacity that Sylvain was asking. The numbers that I commonly see out there translate to about 150 to 180 dollars a share to replace the existing and planned capacity, when we add in the investments. So, I’m just wondering how you could rationalise the difference between that cost and the offer price?

Marius Kloppers

Well, I guess everybody has got a different opinion about what things cost. Obviously, that varies with tightness of market, particularly with a business where there’s a large proportion of Canadian dollar costs, where the Canadian dollar is, and so on, but certainly, you know, as you can hear from my desire to continue with our greenfield evaluation, my opinion is likely substantially different from … from some of those opinions that are out in the market.

Operator

Thank you. The next question is from Andy Mahinta from Citigroup London. Go ahead please:

Andy Mahinta, Citigroup London

Hi. Good afternoon, Marius. Just a couple of questions, please. Firstly, are nitrogen and phosphates also core to your fertiliser strategy? And secondly, just on the fact that you are going hostile but you haven’t materially moved your bid under the shareholder rights plan at PotashCorp, to the extent you can comment, perhaps, some thoughts around that please? Thank you.

Marius Kloppers

Look, I think that I can state it no better than Bill Doyle states it himself, “Potash first.” So I think that Bill talks about the potash business having better fundamental characteristics than some of the secondary business in the portfolio. I wouldn’t say that my opinion differs in any extent from that. You can see from the baseline potash core capital redeployment program that their growth program is primarily geared towards becoming a bigger potash producer relative to those other businesses. That’s a very similar situation to what we find in other parts of our portfolio, where certain parts of the portfolio attract more incremental capital investment, but it doesn’t detract from those other businesses. So I would just restate what PotashCorp does. And just remind me what the second part of your question was, so I can just remember what it was about?

Operator

He has actually left the queue at the moment.

Marius Kloppers

18.8.2010	Page 14 of 19

Sorry, right. Sorry, yes, the shareholder rights or poison pill. I think it’s important to understand for the UK investors on the line, or, indeed, the Australian investors on the line, or the American investors on the line, that a Canadian shareholder rights plan is essentially, in the usual case, a device to ensure that shareholders have sufficient time to make sure that any other bid that may exist does come to the fore. Effectively, the time period that – I believe, effectively, the time period that our bid will be in the market, as a result of the regulatory clearances that we’ve got to obtain – Investment Canada, DOJ and so on – effectively, it’s my understanding that that would satisfy the normal purpose of a shareholder rights plan, which…which would then be declared, in effect – or lapse, and so on. So please understand that this is, in the normal cause … course of events, not something that stays in place, but, really, is something which is geared for transactions that have, for example, no regulatory clearance requirements and are, therefore, theoretically, immediately capable of being accepted to give the management time to just see if there’s anybody out there. That’s different, perhaps, to what may be experienced in some other jurisdictions. So may I have the next question, please, Operator?

Operator

.... The next question is from Mark Connelly from CLSA. Go ahead thank you:

Mark Connelly, CLSA

Thank you. You know, if we look at your plans at Jansen and your, you know, 8 million tonne proposals earlier, it would appear that that provides a pretty substantial endorsement for the 2020 to 2030 view of the market, whereas, buying PotashCorp would suggest that you’re anxious to participate in the 2010 to 2020 window. Can you tell us whether you have a meaningfully different view of the probable attractiveness of the market in the short run versus the long run?

Marius Kloppers

I … I will have to say the same thing that I normally say to … to shareholders in other products. In products where we have a big operating presence, we normally have a reasonable view of the very short term, supply-demand fundamentals, and we also have, usually, a fairly pointed view of what the long-run dynamics of a business is, based on, in this case, population, arable land and so on. In between, we are probably not the best people to give you a view. I think potash is no different. We’re in the business of long-run returns. The fact that we are, in all of our other products, very prepared to take market … to cope with the vagaries of market prices illustrates that we really don’t take a near-term price view. What is important to us is that assets are low enough cost, that they’re cash generative throughout the cycle, and that is the basis on which we are very interested in investing in potash for.

Operator

The next question is from David Plemming from Macquarie. Go ahead thank you:

David Plemming, Macquarie

18.8.2010	Page 15 of 19

Morning, Marius, I just have a couple of questions. If we assume that the deal goes ahead at the 130 offer price, ie, the 40 billion dollars, and if BHP is to retain its A-grade rating, how much more debt capacity does BHP have? That’s my first question. Secondly, just in terms of the offer, if 50 per cent, say, for example, of shareholders accept it versus, obviously, what you would like to be 100 per cent, how does that affect the valuation case, if at all? Part of that question also is: what does… what are the rules relating to getting up from 50 per cent to, ultimately, 100 per cent, which I’m sure is ultimately what you’re trying to get to? Thank you.

Marius Kloppers

David, on the third part of your question, I’m probably not equipped to give you a detailed answer, save for generalising that the squeeze-out provisions in Canada are generally considered to be generous when compared to certain other jurisdictions, for example, in Australia, UK and so on. To the best of my recollection, once you’re above two-thirds, you can squeeze out. On the 50 per cent acceptance, I think that we would like to own 100 per cent of this business. Let me make no – let me be very clear about that. I think analysis in Canada shows that deals very infrequently get stuck between 50 and 100 per cent, where the desire is to own 100 per cent.

So I think, on a risk-weighted basis, that is not a material value detractor that I would put in place. And on the debt cap, I would not like to quantify that exactly, other than to say that Alex Vanselow likes to have the flexibility to cope very well with, you know, the very .. the fairly chunky commitment levels that we’ve got on our capital programs, where a single investment may be 5 billion or more, and where the timing of those investments aren’t exactly predictable, and we feel very comfortable that, at the level of debt assumed, we’ve got all of the operational flexibility in the balance sheet to cope with … with capital investment programs, etcetera, as… as they may vary.

Operator

Thank you and today’s final question is from Glyn Lawcock from UBS. Go ahead thank you:

Glyn Lawcock, UBS

Marius, look, two very quick ones. You’ve made the comment many, many times, I think, in the call today that it’s a full offer. Does that mean this is your final offer? And then the second question is: do you – you’ve only actually opened your offer for 60 days. The shareholder rights plan actually requires a minimum of 90 days, so the question is: do you think you can get everything done in the 60 days … , including regulatory approvals, or is it likely, therefore, you’ll have to extend to the minimum of 90 days, as per the shareholder rights plan, or poison pill, as we call it?

Marius Kloppers

It obviously depends on how the demeanour around the rights plan changes. As I understand it, again – and I’m not deeply equipped on the precise Canadian takeover regulations – that

18.8.2010	Page 16 of 19

extensions in Canada are actually relatively flexible and so on. Certainly, to my understanding, more flexible, Glyn, than what we … what we have here in Australia, both in terms of price and in terms of duration, when it can be done, and so on. There’s only one offer on the table. That’s the one that we’ve made. It’s based on our bottom-up analysis of what the value of this company is. I think it would be completely irresponsible, on my part, to speculate about anything else.

18.8.2010	Page 17 of 19

5. CEO’s Closing Address – Marius Kloppers

So ladies and gentlemen, again, for some of us, the hour is late; for others, it’s early. I want to reiterate a couple of messages as I … close this… this presentation. The … We’ve made a full offer for the PotashCorp shareholders. We do believe that these assets fit extremely well with our strategy. The offer is fully funded. It is in cash. It provides certainty for the … shareholders and, in addition, we continue to be committed to our balance sheet target, our progressive dividend, and the flexibility that we require in order to invest in our current businesses. Importantly, apart from just the shareholders, we’re a longstanding good citizen in Canada, with a long track record of excellent achievement in things like Aboriginal employment, communities, environment and the way we do things. And I thank you again for … for sharing this .. this presentation with me, and your questions. Goodbye.

Operator

Thank you. That concludes today’s presentation. Thank you for attending.

18.8.2010	Page 18 of 19

The offer to purchase all of the issued and outstanding common shares of Potash Corporation of Saskatchewan (“PotashCorp”) (the “Offer”) will be made by BHP Billiton Development 2 (Canada) Limited (the “Offeror”), an indirect wholly-owned subsidiary of BHP Billiton Plc. This document is for information purposes only and does not constitute or form part of any offer to purchase or any solicitation of any offer to sell PotashCorp’s common shares. The Offer (as the same may be varied or extended in accordance with applicable law) will be made exclusively by means of, and subject to the terms and conditions set out in, the offer and the circular, the letter of transmittal, the notice of guaranteed delivery and other related tender offer materials (the “Offer Materials”).

In connection with the Offer, the Offeror, BHP Billiton Limited and BHP Billiton Plc will file with the Canadian securities regulatory authorities the Offer Materials and will file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO (the “Schedule TO”), including the Offer Materials.

THE OFFER MATERIALS AND THE SCHEDULE TO, AS THEY MAY BE AMENDED FROM TIME TO TIME, WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER, THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN A FREE COPY OF THE OFFER MATERIALS AND OTHER DOCUMENTS FILED BY THE OFFEROR, BHP BILLITON LIMITED AND BHP BILLITON PLC WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV AND WITH THE CANADIAN SECURITIES REGULATORY AUTHORITIES AT WWW.SEDAR.COM. MATERIALS FILED WITH THE SEC OR THE CANADIAN SECURITIES REGULATORY AUTHORITIES WILL BE ABLE TO BE OBTAINED WITHOUT CHARGE AT BHP BILLITON’S WEBSITE, WWW.BHPBILLITON.COM, OR BY CONTACTING THE INFORMATION AGENTS FOR THE OFFER, MACKENZIE PARTNERS, INC. AND KINGSDALE SHAREHOLDER SERVICES INC., BY PHONE AT 1-800-322-2885 AND 1-866-851-3215, RESPECTIVELY, OR BY EMAIL AT potash@mackenziepartners.com AND contactus@kingsdaleshareholder.com, RESPECTIVELY.

While the Offer will be made to all holders of PotashCorp common shares, the Offer will not be made or directed to, nor will deposits of PotashCorp common shares be accepted from or on behalf of, holders of PotashCorp common shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer in any such jurisdiction.

This document contains information, including information relating to PotashCorp, that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of such information.

18.8.2010	Page 19 of 19